Exhibit 99.1

News Release
NYSE, TSX: NTR

March 30, 2020

Nutrien Expects Solid Demand for Spring Season and Announces Virtual Annual Meeting of Shareholders

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) (NYSE, TSX: NTR) today announced that it continues to expect a solid demand for crop inputs in the coming spring season and that all of its facilities continue to operate given its business has been deemed an essential service by governments. Nutrien also announced that its annual meeting of shareholders will be held on Wednesday, May 6, 2020 at 5:30 p.m. (Eastern time). This year, to proactively deal with the public health impact of COVID-19, Nutrien will hold the meeting in a virtual only format via live online webcast.

“Nutrien continues to expect solid demand for crop inputs for the spring season, despite some recent wet weather in the US, which has caused modest delays in field activity in some regions of the country. Our business has been deemed essential by governments around the world, which underscores the criticality of our business. Nutrien’s facilities have continued to operate, under enhanced safety protocols, in order to ensure growers globally have the products and solutions they need to maximize crop production. Nutrien has a strong balance sheet, stable dividend and ample access to liquidity as we enter our peak period of demand,” commented Chuck Magro, Nutrien’s President and CEO.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at Nutrien’s annual meeting online at https://web.lumiagm.com/176182151. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote or submit questions at the meeting.

The vast majority of Nutrien’s shareholders vote in advance of the meeting by proxy using the various available voting channels, and these voting channels will continue to be available. Nutrien encourages shareholders to continue to vote in advance of the meeting by proxy.

Detailed instructions about how to participate at the meeting online and a description of the items of business to be considered at the meeting can be found in the notice of meeting and accompanying management proxy circular. In particular, shareholders who wish to appoint a third party as their proxyholder (including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder) are asked to carefully follow the instructions in the management proxy circular, which include the additional step of registering such proxyholder with Nutrien’s transfer agent. This year Nutrien is using “notice and access” to deliver its meeting materials and, as a result, the notice of meeting and accompanying management proxy circular are accessible on Nutrien’s website at www.nutrien.com/investors/notice-and-access and under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If you have any questions or need assistance to vote, please contact Nutrien’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, anticipated demand for our products and services, continued operation of our facilities and designation of our business as an essential service by governments, continued strength of our balance sheet, stability of our dividend and access to liquidity, and the date of the annual meeting.

All of the forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Certain key assumptions that have been made include, among other things, assumptions that future business, regulatory and industry conditions will be within the parameters expected by us, assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the impact of extraordinary external events, such as the current pandemic health event resulting from the novel 2019 coronavirus disease (COVID-19), and their collateral consequences, including extended disruption of economic activity in our markets; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investor Relations:

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com